Exhibit 99.1

ASX/Media Release

IMMUTEP SECURES SECOND UNITED STATES PATENT GRANT FOR EFTILAGIMOD ALPHA

IN COMBINATION WITH A PD-1 PATHWAY INHIBITOR

SYDNEY, AUSTRALIA – 9 March 2021 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep“ or “the Company“), a biotechnology company developing novel immunotherapy treatments for cancer, infectious disease and autoimmune disease, is pleased to announce the grant of patent number 10,940,181 entitled “Combined Preparations for the Treatment of Cancer or Infection” by the United States Patent & Trade Mark Office.

This United States patent was filed as a divisional application and follows the grant of the United States parent patent announced on 30 December 2020.

The claims of this new patent build on the protection provided by the parent patent, and are directed to methods of treating cancer by administering Immutep‘s lead active immunotherapy candidate eftilagimod alpha (“efti” or “IMP321”) and a PD-1 pathway inhibitor. Again, according to the claims, the PD-1 pathway inhibitor is either pembrolizumab or nivolumab. The expiry date of the patent is 20 January 2036 (including a patent term adjustment of 12 days).

“We are very pleased to add another United States patent to our expanding patent portfolio, especially in this case, because of its direct relevance to our clinical development programs. These patent grants are important as they underpin ongoing investment in clinical development of efti and allow us to confidently engage in business development discussions,” said Marc Voigt, CEO of Immutep.

A further divisonal application has been filed to pursue other aspects of the invention, including combinations where the PD-1 pathway inhibtor is a PD-L1 inhibitor.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer, infectious disease and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 fusion protein (LAG-3Ig), which is a first-in-class antigen presenting cell (APC) activator being explored in cancer and infectious disease. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the Board of Immutep Limited.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889